October 7, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Kevin L. Vaughn

RE:	Teradyne, Inc.

Form 10-K for the Year Ended December 31, 2010

File No. 1-06462

Ladies and Gentlemen:

Teradyne, Inc. (the “Company”) is responding to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated September 23, 2011 to Mr. Gregory R. Beecher, the Company’s Chief Financial Officer, with respect to the Company’s Form 10-K for the year ended December 31, 2010.

The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter. A copy of this response letter is also being filed with the Commission through EDGAR.

Form 10-K for the year Ended December 31, 2010

Selected Financial Data, page 20

COMMENT 1: Please revise future filings to briefly describe, or cross-reference to a discussion thereof, factors that materially affect the comparability of the information reflected in selected financial data. In this regard, we note your impairment charge in 2008. Refer to Instruction 2 to Item 301 of Regulation S-K.

RESPONSE 1:

The Company will describe factors that materially affect the comparability of the information reflected in selected financial data in future filings commencing with its Annual Report on Form 10-K for the year ending December 31, 2011.

Securities and Exchange Commission

October 7, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 21

Income Taxes, page 23

COMMENT 2: In future filings, please expand your discussion regarding the factors and evidence you consider when deciding to reduce or eliminate your valuation allowance. In this regard, please further discuss significant uncertainties that could support a reversal of a significant portion or all of the valuation allowance, as disclosed in Note O – Income Taxes on page 91.

RESPONSE 2:

The Company will provide more detailed disclosure regarding the factors and evidence it considers when deciding to reduce or eliminate its valuation allowance in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended October 2, 2011.

Contractual Obligations, page 33

COMMENT 3: We note certain other long-term liabilities reflected on your balance sheet that appear to be excluded from the contractual obligations table and related footnotes. Please revise future filings to provide all of the disclosures required by Item 303(A)(5) of Regulation S-K. To the extent that you are not able to predict the timing of the settlement of the obligations, revise to include footnotes to the table that disclose the liabilities and why you are unable to estimate the timing of the settlement of such liabilities.

RESPONSE 3:

The Company will provide disclosure in the contractual obligations table and related footnotes of other long-term liabilities reflected on its balance sheet in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended October 2, 2011.

Liquidity and Capital Resources, page 34

COMMENT 4: We note the amount of pre-tax foreign income and your policy of indefinitely reinvesting the earnings of your foreign subsidiaries on page 92. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Further, please provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Securities and Exchange Commission

October 7, 2011

RESPONSE 4:

The Company will provide disclosure regarding any cash and investment amounts held by its foreign subsidiaries that would not be available for use in the United States and that would have a material impact on the Company’s liquidity and capital resources in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended October 2, 2011.

Notes to Consolidated Financial Statements, page 46

Note B – Accounting Policies, page 46

Net Income (Loss) per Common Share, page 53

COMMENT 5: In future filings, please expand your accounting policy to describe how all significant reconciling items, as disclosed in Note J on page 72, are computed in determining diluted earnings per share. In particular, please address the income impact of convertible notes, convertible note shares, and convertible note hedge warrant shares.

RESPONSE 5:

The Company will provide detailed disclosure describing how all significant reconciling items, including convertible notes, convertible note shares, and convertible note hedge warrant shares, are computed in determining diluted earnings per share in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended October 2, 2011.

Note P – Operating Segment, Geographic and Significant Customer Concentration, page 92

COMMENT 6: We note your disclosure here that you have two reportable segments. We also note your disclosure on page 67 that the segments consist of an aggregation of multiple components. Please explain to us in detail how you have considered the guidance in FASB ASC 280-10-50-11 in concluding that aggregation into these two reportable segments is appropriate. In this regard, clearly identify the operating segments that make up each reportable segment. For each reportable segment, discuss how you considered all of the factors outlined in FASB ASC 280-10-50-11.

RESPONSE 6:

The Company has two operating segments: Semiconductor Test and Systems Test Group. The two operating segments have all of the characteristics described in FASB ASC 280-10-50-1. Each operating segment has a segment manager who is directly accountable to and maintains regular contact with the Company’s chief operating decision maker (the Company’s chief executive officer) to discuss operating activities, financial results, forecasts, and plans for the segment. The Company’s two operating segments are its reportable segments and there is no aggregation of operating segments under FASB ASC 280-10-50-11. In future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended October 2, 2011, the Company will add the following disclosure: “Teradyne has two operating segments

Securities and Exchange Commission

October 7, 2011

(Semiconductor Test and Systems Test Group) which are its reportable segments. Each operating segment has a segment manager who is directly accountable to and maintains regular contact with Teradyne’s chief operating decision maker (Teradyne’s chief executive officer) to discuss operating activities, financial results, forecasts, and plans for the segment.”

*    *    *    *    *

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 370-2952.

Sincerely,

TERADYNE, INC.

/s/ Gregory R. Beecher
Gregory R. Beecher
Vice President and Chief Financial Officer